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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
                                SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             THE CENTRIS GROUP, INC.
                            (Name of Subject Company)

                              --------------------

                          HCC INSURANCE HOLDINGS, INC.
                          MERGER SUB OF DELAWARE, INC.
                                    (Bidder)

                              --------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              --------------------

                                    155904105
                      (CUSIP Number of Class of Securities)

                              --------------------


                                 STEPHEN L. WAY
                          MERGER SUB OF DELAWARE, INC.
                             13403 NORTHWEST FREEWAY
                            HOUSTON, TEXAS 77040-6094
                            TELEPHONE: (713) 690-7300

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                              --------------------

                                   COPIES TO:

                             ARTHUR S. BERNER, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                          910 TRAVIS STREET, SUITE 2400
                              HOUSTON, TEXAS 77002
                            TELEPHONE: (713) 650-2729
                              --------------------

                                OCTOBER 18, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)

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         HCC Insurance Holdings, Inc., a Delaware corporation ("HCC"), and its wholly owned subsidiary, Merger Sub of Delaware, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1, originally filed with the Securities and Exchange Commission on October 18, 1999 (the "Statement"), with respect to the Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of The Centris Group, Inc., a Delaware corporation (the "Company") as set forth in the Statement. Any capitalized term not defined has the meaning ascribed to such term in the Statement or in the offer to purchase referred to therein.

Item 10.   Additional Information.

           The information set forth in Item 10(f) of the Statement is hereby amended and supplemented by the following information:

           On December 20, 1999, HCC issued a press release, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference relating to, among other things, the completion of the Offer by the Purchaser. HCC and the Purchaser announced their acceptance for purchase of all Shares tendered and not withdrawn under the Offer, including those Shares tendered by means of Notice of Guaranteed Delivery. A total of approximately 11,263,294 Shares (including approximately 439,100 shares subject to guarantees of delivery or receipt of additional documentation) were tendered pursuant to the Offer, which expired at 12:00 Midnight, New York City time, on Friday, December 17, 1999. The Shares tendered represent approximately 97.4% of the Company's outstanding Shares.

Item 11.   Material to be Filed as Exhibits.

(a)(1) Text of press release, dated December 20, 1999, issued by HCC Insurance Holdings, Inc.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1999

                                                 MERGER SUB OF DELAWARE, INC.


                                                 By:  /s/ Frank J. Bramanti
                                                     ---------------------------
                                                      Frank J. Bramanti,
                                                      Executive Vice President


                                                HCC INSURANCE HOLDINGS, INC.


                                                By:  /s/ Frank J. Bramanti
                                                    ----------------------------
                                                     Frank J. Bramanti,
                                                     Executive Vice President


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                                  EXHIBIT INDEX

Exhibit
Number          Exhibit Name
------          ------------
(a)(1)          Text of press release, dated December 20, 1999, issued by HCC Insurance
                Holdings, Inc.